[TPC GROUP LLC LETTERHEAD]

July 1, 2011

Via EDGAR and Overnight Mail

Ms. Jessica Dickerson

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	TPC Group LLC

Registration Statement on Form S-4

Filed April 29, 2011

File No. 333-173804

Dear Ms. Dickerson:

TPC Group LLC (the “Company”) is providing this letter to the Staff of the Securities and Exchange Commission in connection with the Registration Statement on Form S-4 (Registration No. 333-173804) of the Company with respect to an offer to exchange up to $350 million principal amount of the Company’s 8 1/4% Senior Secured Notes due 2017 (the “Exchange Offer”), which were originally issued on October 5, 2010 pursuant to a private placement. In connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), the Company hereby confirms and represents as follows:

1. The Company is filing the Registration Statement and undertaking the Exchange Offer in reliance on the Staff’s position set forth in Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) (collectively, the “SEC No-Action Letters”).

2. The Company has not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the Exchange Offer pursuant to the Registration Statement and, to the best of the Company’s information and belief, each person that will participate in the Exchange Offer will acquire the exchange notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the exchange notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus, the letter of transmittal or otherwise) that if such person is tendering original notes in the Exchange Offer with the intention of participating in any manner in a distribution of the exchange notes, such person (a) cannot rely on the Staff’s position enunciated in the SEC No-Action Letters or interpretative letters to similar effect and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that such secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the exchange notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

3. Neither the Company nor any of its affiliates has entered into any arrangement or understanding with any broker-dealer to distribute the exchange notes.

4. The Company (i) will make each person participating in the Exchange Offer aware (through the prospectus, the letter of transmittal or otherwise) that any broker-dealer that will receive exchange notes for its own account in exchange for original notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes; (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer provisions to the effect that (x) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the exchange notes and (y) if the exchange offeree is a broker-dealer holding original notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in respect of such original notes pursuant to the Exchange Offer; and (iii) will include a statement in the transmittal letter to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Terms used and not defined in this letter have the meanings given such terms in the prospectus forming a part of the Registration Statement. Please contact M. Breen Haire at (713) 229-1648 with any questions or comments regarding the foregoing.

Very truly yours,
TPC GROUP LLC

By:	/s/ Michael T. McDonnell
Michael T. McDonnell

cc:	Miguel A. Desdin

Rishi A. Varma

Shannon Weinberg

TPC Group LLC

Dietrich King

Tracey Houser

Jeanne Baker

Pamela Long

United States Securities and Exchange Commission